EXHIBIT 18

February 3, 2014

Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

Dear Sirs/Madams:

We have audited the financial statements of Northrop Grumman Corporation and subsidiaries as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 3, 2014, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2013 of a change in the date for the annual goodwill impairment test from November 30 to December 31. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP
McLean, Virginia